

July 29, 2010

Donald A. Miller
President, Principal Executive Officer and Director
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

> **Re:** **Piedmont Office Realty Trust, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 28, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed July 26, 2010**
> **File No. 001-34626**

Dear Mr. Miller:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief